SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not applicable.	Filing Party: Not applicable.
Form or Registration No.:Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2

On March 12, 2012, the following presentation was offered to Genomma Lab Internacional, S.A.B. de C.V. shareholders in connection with the Prestige Brands Holdings, Inc. acquisition proposal:

Genomma Lab Internacional

Prestige Brands Holding Acquisition Proposal

Compelling Strategic Rationale for the Combined Business

Disclaimer

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma's ability to realize the synergies contemplated by a potential transaction and Genomma's ability to promptly and effectively integrate the businesses of Prestige and Genomma. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Prestige Brands Holdings, Inc. ("Prestige") has commenced at this time. In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") may file tender offer documents with the U.S. Securities and Exchange Commission ("SEC"). Any definitive tender offer documents will be mailed to stockholders of Prestige. **INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.** Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

Genomma Lab Overview

The Evolution of Genomma Lab


Business Realignment
Founded as an infomercial marketing company
Changed Business Model to OTC/PC
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Organic growth through brand and product development
Nexxus Capital Invested 30% of Equity
Expanded management team
Expanded product portfolio through development of new products and line extensions
Launch of Primer Nivel, Genomma Lab's Branded Generics line
Acquisition of the brands Nasalub, Micotex, Ossart, English Leather, Galaflex, Affair and Santé
Will work towards accelerated growth through product development and brand acquisitions
Acquistion of the brands Vanart Pomada de la Campana,Wildroot, Alert and Nórdiko
With the launch of operations in Brazil and USA, Genomma has operations in 14 countries
Acquisitions of Medicinas y Medicamentos Nacionales, Jockey Club, Flor de Naranja Sanborns, Teatrical and Henna Egipcia
Performed its IPO in the Mexican Stock Market
Accelerated Expansion
Genomma Lab International

Successful Business Model

Our business model is focused on adapting quickly to the market dynamics.



Best formulation and presentation
Innovation & Development
(Product Selection)
Outsourced Manufacturing
Quality Assurance
Sales
Distribution
Performance Analysis
Marketing & Branding
Rapid and Effective Reaction to Competitive Challenges
Impressively short lead time from an idea generation to new product launches and line extensions
Pillars

Genomma Lab International

Strong Achievements

•**# 1** OTC pharmaceutical in Mexico

Market Share Growth


3.90%
5.20%
8.80%
11.50%
13.70%
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11

Net Sales

(in millions of Mexican Pesos)


45% CAGR
2,629
4,425
6,264
8,075
2008
2009
2010
2011

• Strong Growth in Sales

Genomma Lab International

Strong Achievements

- Operations in 14 countries outside of Mexico:

Brasil	Costa Rica	Nicaragua	El Salvador	Guatemala	Honduras	Colombia
USA	Ecuador	Argentina	Chile	Bolivia	Perú	Panamá

	IPO	TODAY*
Countries (outside of Mexico)	6	14
International Sales (as a % of Net Sales)	4%	23%
Brands		
Mexico	33	86
International	10	25

* As of December 2011

Genomma Lab International

Strong Achievements

- We recently moved to our new headquarters and distribution center

Headquarters



Distribution Center



	IPO		Now
Distribution Center Positions	35,585	→	100,000

*As of December 2011

Genomma's Success in Launching, Reinvigorating and Growing Brands and Products

- Genomma has developed most of its more than 80 brands and has taken them to the number one or number two market share:

(LTM as of December 2011)

Brand	Rank*	Market Share	Category
Next	#1	20%	Cold and cough preparations without anti-infectives
Nikzon	#1	53%	Anti-Hemorrhoids
Unesia	#1	55%	Systemic Anti-micotics
Genoprazol	#1	40%	Acid inhibitors
Asepxia	#1	68%	Anti-acne preparations
Qg5	#2	11%	Colitis treatments
Medicasp	#1	70%	Topical Antifungal for the scalp
Shot-b + Shot-b Gs	#2	25%	Vitamins
X-Ray Caps	#1	49%	Nonsteroidal Antirheumatics, combinations
Dalay	#1	38%	Sedative
Lomecan crema	#1	21%	Gynecological antifungals
Goicotabs	#1	31%	Systemic antivaricose

*Rank in its category in Mexico according to IMS Health

Prestige Brands Overview

Prestige Brands Holdings

Oral Care


Doctor's
Efferdent
Efferdent Plus
Effergrip

Doctor's Nightguard - Doctor's Toothpicks - Efferdent Denture Cleanser - Effergrip Denture Adhesive

Eye Care


Clear eyes
Clear eyes
Clear eyes
Murine TEARS

Clear Eyes – Murine Tears – Murine Ears

Skin Care


Compound W
Compound W Freeze Off
WARTNER

Compound W – Wartner – Dermoplast – Newskin Liquid Bandages

Cough/Cold/ Allergy/Sinus


NasalCrom
Pedia Care
Pedia Care
LUDENS
Little Fevers
Little Noses
Chloraseptic

Little Remedies – PediaCare – Chloraseptic- Luden's Throat Drops – NasalCrom Nasal Spray

Other Brands


BC
Goody's
Dramamine
Gaviscon

BC– Goody's – Chloraseptic– Dramamine- Gaviscon

PBH — Acquisition of GSK Brands

Category	Pre-Transaction	Post-Transaction
Revenues	~$400 MM	~$600 MM
Key Category Platforms	4	6
Brands	30	45
A&P Spending	~12%	~14%
Margins	~32%	~35%
Cash Flow from Operations	~$75 MM	~$110 MM

Source: Prestige Brands Holdings Third Quarter F'12 Investor Presentation – February 9, 2012

Genomma Lab International

Prestige Brands Holdings Overview

Key Brand Portfolio

Core Brand	Category	Core Brand	Category
BC Goody's	Powdered Analgesics	Little Remedies	Pediatric Healthcare
Clear eyes	Eye Allergy/ Redness Relief	Luden's	Cough Drops / Lozenges
Effergrip	Denture Cleanser Tablets	Dramamine	Motion Sickness
Compound W	Wart Removal	Gaviscon	Antacids
Chloraseptic	Sore Throat Liquids/Lozenges	Debrox	Ear Drops/ Treatments
PediaCare	Pediatric Healthcare	The Doctor's	Bruxism
beano	Gas Prevention		

- Strong OTC presence will enhance Genomma's core OTC offering
- Expansion in U.S. will extend Genomma's geographic footprint
- Well diversified channel mix

Segment Mix[1]


Household
15%
OTC
85%

Geographic Mix[1]


International 2
10%
U.S.
90%

Channel Mix[1]


Other
10%
Dollar
9%
Mass
34%
Food
22%
Drug
25%

1) As a percentage of revenues
2) Mainly Canada

PBH — Brands Growth Potential

Goody's

#1 in Powder Analgesics

Non-narcotic Analgesics - $US 1.3 billion

Goody's market share in the Non-narcotic Analgesics category only **0.2%**

beano

#1 in Gas prevention

Antacids antiflatulents- $US 159 million

Beano's market share in the Antacids, Antiflatulents category only **10.7%**

Pedia Care

#3 in Pediatric Healthcare

Systemic nasal preps- $US 185 million

Pedia Care's market share in the Systemic nasal preps. category only **0.2%**

Strategic Combination

Complementary Business Models

Our model is focused on adapting quickly to the market dynamics.



PrestigeBrands Inc.
✓ Innovative Packaging
✓ Advanced Formulas
Innovation & Development
Outsourced Manufacturing
Quality Assurance
Sales
Distribution
Marketing & Spot Production
✓ Constant focus groups
✓ Marketing Innovation
✓ In-house spot production
✓ Fast reactions vs competition
Pillars

Genomma can easily apply its expertise in in-house marketing capabilities and I&D and to improve PBH's business model

Genomma Lab® Internacional

Genomma Production and Marketing Capabilities

Genomma Lab Differentiators: **Independence & speed**

ADVERTISING AGENCY

DEPENDENCE

- Creative Idea — External Factors
- Production — Slow Processes
- Release — Low feedback

Results: Participation in just 1 category.

1 new spot = 2 months

GENOMMA – IN HOUSE

SPEED

- Creative Team — 5 Creative Teams
- Production — 24 x 7 Monitoring (Competitive & Global Creativity)
- Release — Own infrastructure and most innovative technology

Results: Participation in 48 OTC categories and 12 PC categories.

1 new spot = 5 days

1 Year = 1,000 spots

Genomma Production and Marketing Capabilities


PBH
financially driven operations
Genomma's strong marketing capabilities
Stronger competitive position

- Genomma is the biggest spot producer in Latin America
- Genomma will leverage its in-house marketing capabilities to produce the spots to be utilized in the US, not only to reduce costs but to have a larger inventory of spots per product, focused on US consumers
- US celebrity talent added to Genomma's technical capabilities and advertising creativity will significantly improve PBH's marketing campaigns

Genomma Lab International

Complementary Brand Portfolio

With this new portfolio of brands Genomma will strongly participate in the top OTC and PC categories in the US and LATAM.

CATEGORY	BRANDS: Genomma Lab	BRANDS: Prestige Brands	ATTENDED CATEGORIES
	Genomma Lab	Prestige Brands	✓
ANALGESICS	BIO-ELECTRO, Alliviax, BENGUE	BC, Ecotrin, Goody's, Percogesic, STANBACK	✓
GASTROINTESTINALS	Unigastrozol, QG5	Tagamet, beano, Gaviscon, Fiber Choice, Dramamine	✓
COLD & COUGH	NEXT	Little Remedies, Chloraseptic, Pedia Care, Luden's, chapet	✓
EYE & EAR CARE	DEVLYN	Clear eyes, Debrox, Murine	✓
ORAL CARE		Doctor's, Efferdent, Effergrip, Gly-Oxide	✓
SLEEP AIDS		Sominex, Sleep-eze, Compoz	✓
DERMATOLOGICALS	Asepxia, Medicasp, MA EVANS, DERMO PRADA, Pointts, UNESIA	Freezone, new-skin, Dermoplast, Compound W	✓
HEMORRHOID TREATMENT	Nikzon		✓

enomma Lab International

Complementary Brand Portfolio

CATEGORY	BRANDS: Genomma Lab	BRANDS: Prestige Brands	ATTENDED CATEGORIES
JOINTS & OSTEOARTHRITIS			✔
CHOLESTEROL TREATMENT	COLEDIA		✔
PRESERVATIVES	M		✔
MULTI-VITAMINS	SHOT B		✔
PERSONAL CARE	TIO NACHO, MA EVANS, Cicatricure, GOICOECHEA, COLONIA		✔
HOUSEHOLD		Comet	✔

Ability to Regionalize Prestige's and Genomma's Leading Brands

- Unique opportunity to expand a world-class brand portfolio of FDA-approved products throughout the region
- Genomma gains shelf space and a footprint in the U.S. and Canada for several of its key brands
- Reinvigorate PBH brands with Genomma's marketing methodology



PrestigeBrands Inc.
Genomma Lab Internacional

Transaction Rationale & Value Proposition

Overview of Genomma Proposal

- All cash offer of $16.60 per share
  - Implied Equity Value:$684 million
  - Prestige Net Debt:$1,156 million
  - Implied Enterprise Value: $1,840 million

- A **23% premium** over PBH pre-announcement closing share price on February 17, 2012 and a **47% premium** over the three-month historical average ending on February 17, 2012

- Offer price represents the highest price PBH shares have reached since June 2005

- The offer represents an EV/EBITDA 2012e multiple of 9.3x

Genomma Lab International

Compelling Transaction Rationale

Strong Business Logic for Combination

- Creates business with scale and market leading positions in each of the key consumer markets across the entire Americas region
- Applies Genomma's core marketing competencies to PBH brands
- Extends key PBH brands into new geographies

Optimal Alternative for PBH Shareholders

- Deal certainty: no anticipated financing, regulatory issues
- Speed: Ability to consummate transaction very quickly if Prestige engages with us
- Compelling value: Genomma's EV / EBITDA multiple 2012e of 9.8x vs. PBH's 3-yr historic standalone multiple of 7.5x

Value Enhancing for Genomma Shareholders

- Very attractive financial metrics (excluding synergies)
  - ~$1.4 billion in revenues; ~$423 million in EBITDA in 2012
  - Significantly EPS accretive in 2013e greater than 20%
  - Sustainable margin enhancement greater than 400bps
- Significant synergy opportunities drives additional upside
- Rapid de-leveraging due to substantial free cash flow generation

Genomma's and Prestige's numbers are based on the Company's guidance and analysts' estimates, respectively.

Genomma Management Team Has a Strong Track Record of Delivering Shareholder Value



3-Year Relative Stock Price Performance
1,200%
1,100%
1,000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
+674%
+293%
+289%
+99%
+50%
Genomma
Prestige
S&P 500
OTC / Pharma Index
High Margin Health & Personal Care Index

Note: Share price data from March 9, 2009 through March 8, 2012

1) OTC / Pharma Index includes Atrium Innovations, Hypermarcas, Perrigo, and Schiff Nutrition

2) High Margin Health & Personal Care Index includes Church & Dwight, Clorox, Colgate-Palmolive, Johnson & Johnson, Procter & Gamble, Reckitt Benckiser, and Weight Watchers

Investors' Main Issues

Issue	Status
Management	Retain actual management plus Genomma's marketing team.
Offer Price	Represents full and fair value. Can only re-evaluate if PBH engages with us.
Due Diligence	Extensive knowledge of asset and due diligence substantially complete. (Only confirmatory diligence required)
Timing / Process	Fully prepared at any time to meet with Prestige to negotiate and consummate a mutually acceptable transaction agreement.
	Diligence can be completed in a matter of weeks.
Genomma's Approval	Unanimous support of our Board of Directors.

Genomma Lab International

Acquisition Financing and Proforma Capital Structure

- 100% debt financed transaction
- Acquisition of PBH equity financed with new Genomma's debt in Mexico
- PBH debt will be refinanced if required in the US without recourse to Genomma
  - Genomma would not act as guarantor
- Exploring potential to leave existing PBH debt in place
- Consolidated Net Debt to EBITDA of approximately 4.6x as of December 2012e.
- Strong PF Cash Flow allows for rapid de-leveraging
  - Consolidated debt de-levers under LABB target levels within 3 years
- No plans for rights offering of LABB shares to help finance the deal, there will be no follow-on

Genomma Lab

Prestige Brands Holdings Overview

Key Statistics

- Publicly traded on NYSE under "PBH"
- ~85% of net revenue are OTC products and 90% of brand contribution
- ~90% net revenues in the U.S.
- 2/3 of OTC net revenue generated from brands that maintain #1 or #2 market share positions
- 100 full-time employees
- Based in Irvington, NY

Business Overview

- Prestige Brands Holdings, Inc. ("Prestige") markets, sells and distributes branded over-the-counter ("OTC") and household products
- Proven operating model with outsourced manufacturing, distribution and R&D
- Focused on core competencies: sales & marketing and product development
- Minimal capital expenditures resulting in high free cash flow generation

PF 2011 Financial Summary[1]

$US millions



$603
$214
Revenue
EBITDA

Valuation (Pre-Bid)

($USD millions, except per share data)		
Share Price (02/17/12)	$	13.50
Shares Outstanding (mm)		50.667
Equity Value	**$**	**684.0**
Plus: Net Debt		1,156.0
FD Enterprise Value	**$**	**1,840.0**
Enterprise Value / Revenue[1]		3.1x
Enterprise Value / EBITDA[1]		8.6x

1) Pro Forma for the acquisition of 17 GSK Brands

Pro Forma Financial Profile Without Synergies

(US$ millions)	Year Ending December 31 2011 PF	2012 E
Revenue		
Genomma	621	773
Prestige	603	607
Combined Revenue (ex. synergies)	**1,224**	**1,380**
EBITDA		
Genomma	165	205
Prestige	214	218
Combined EBITDA (ex. synergies)	**379**	**423**
EBITDA Margin		
Genomma	26.6%	26.5%
Prestige	35.5%	36.0%
Combined EBITDA Margin (ex. synergies)	**31.0%**	**30.7%**
Operating Cashflow		
Genomma	102	174
Prestige	214	217
Combined Operating Cash Flow (ex. synergies)	**316**	**391**

Key Forward-looking Metrics

- Significant EPS accretion of at least 20% by 2013e
- Sustainable revenue growth at least 15%
- Rapid de-leveraging from strong cash flow generation

Source: Wall Street research and Management estimates
1) Operating cash flow defined as EBITDA less Capex
Genomma's and Prestige's numbers are based on the Company's guidance and analysts' estimates, respectively.

Genomma Lab International

Peer Group Benchmarking Without Synergies

Revenue Growth 2011-2014e(1)



16%
14%
12%
10%
8%
6%
4%
2%
0%
15%
8.5%
4.3%
Average
Genomma & Prestige
OTC / Pharma
High Margin Health & Personal Care

EPS Growth 2011-2014e(1)



30%
25%
20%
15%
10%
5%
0%
24%
23.0%
8.5%
Average
Genomma & Prestige
OTC / Pharma
High Margin Health & Personal Care

Source: Consensus estimates

1) 2011-2014 CAGR
2) OTC / Pharma peer group includes Hypermarcas, Perrigo, Atrium Innovations and Schiff Nutrition
3) High Margin Health & Personal Care peer group includes Procter & Gamble, Weight Watchers, Church & Dwight, The Clorox Company, Colgate-Palmolive, Johnson & Johnson and Reckitt Benckiser

Genomma's and Prestige's numbers are based on the Company's guidance and analysts' estimates, respectively.

Genomma Lab International

Peer Group Benchmarking Without Synergies

The current valuation is an attractive investment opportunity

Revenue CAGR Correlation to EBITDA Multiple



2011-2014P Revenue CAGR
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
Genomma Lab
PrestigeBrands
15%
Schiff
9.6%
hypermarcas
9.3%
PERRIGO
9.9%
Weight Watchers
6.1%
Reckitt Benckiser
4.4%
COLGATE-PALMOLIVE
4.5%
4.4%
Johnson & Johnson
4.2%
3.6%
P&G
2.8%
6.0x
6.5x
7.0x
7.5x
8.0x
8.5x
9.0x
9.5x
10.0x
10.5x
11.0x
11.5x
12.0x
12.5x
13.0x
13.5x
14.0x
EV / CY 2012P EBITDA

Source: Consensus estimates

Genomma's and Prestige's numbers are based on the Companies' guidance and analysts' estimates, respectively.

Genomma Lab®
Internacional

PrestigeBrands Inc.

Creates Highly Diversified Business with Significant Scale and Market Leading Franchises

OTC	International

Genomma

CY 2012 Revenue: USD$773 million

CY 2012 EBITDA: USD$205 million



BG
4%
OTC
38%
Personal Care
58%

OTC: 38%



International
23%
Mexico
77%

International: 23%

Genomma & Prestige

PF 2012 Revenue: USD $1,380 million

PF 2012 EBITDA: USD $423 million



BG
3%
Household
5%
PC
39%
OTC
53%

OTC: 53%



Canada PBH
5%
USA PBH
44%
Mexico
39%
International
12%

International: 61%

Source: Wall Street research and Management estimates

Growth Potential in the US

Expected Growth Opportunities

- PC niche brands
- Mexican Brands
- PBH in LATAM
- Hispanic markets
- Better marketing and spots
- Organic growth

PrestigeBrands

US$603 mm

(PBH 2011 proforma sales in millions of USD)

+ PC niche brands in the US

GOICOECHEA

Cicatricure

+ Mexican Brands

+PBH in LATAM

+ Hispanic market

+ Better marketing and spots





+ Organic growth



PBH under Genomma

US $603 mm + substantial growth opportunities

Investment Thesis and Value Proposal


+
PrestigeBrands

- ✓ Creates value for shareholders
- ✓ Unique business model that complements PBH
- ✓ More solid and diversified brand portfolio
- ✓ Broader international presence in line with the LAB's goals
- ✓ Strengthens the manufacturing network
- ✓ Applies Genomma's marketing capabilities to grow PBH brands

Genomma Lab International

Investor Relations' Contact:

inversion@genommalab.com
Tel. (55) 5081-0000 ext. 5106

http://www.genommalab.com/inversionistas

Genomma Lab Internacional

EMPRESA SOCIALMENTE RESPONSABLE